UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Company Registry (NIRE) No. 353.001.861-33

Corporate Taxpayer (CNPJ/MF) ID 02.429.144/0001-93

Publicly Held Company

EXCERPT FROM THE MINUTES OF THE 308th MEETING OF THE BOARD OF DIRECTOR

HELD ON NOVEMBER 9, 2016

1. DATE, TIME AND VENUE: On November 9, 2016, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), with the written vote of Mr. José Florêncio Rodrigues Neto cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws. The meeting was also attended by the Chief Executive Officer and, during part of it, by the Executive Vice-Presidents, William Bezerra Cavalcanti Filho, Chairman of the Fiscal Council; Christian Canezin, partner of Deloitte Touche Tohmatsu Auditores Independentes; Sérgio Luiz Felice, Accounting Director, and Dr. Marcelo Trindade, partner of the Trindade Advogados law firm.

4. PRESIDING: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After examining the items on the Agenda, the Board discussed and resolved as follows:

(i) Take cognizance and discuss the matters examined by the Board's Advisory Committees and Commission during September and October;

(ii) Take cognizance and discuss the priority themes/projects of the Company, as reported by the Chief Executive Officer;

(iii) Approve the minutes of the 303rd, 304th, 305th, 306th and 307th meetings of the Board held on September 28, October 10, October 11, October 11 and October 27, 2016, respectively;

(iv) Discuss and approve, in accordance with item (s) of Article 17 of the Company's Bylaws, the granting of guarantee by CPFL Energia, through endorsement, for the performance bond policies already issued and to be issued by subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Energia (“CPFL Jaguari”), CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”), CPFL Eficiência Energética S.A. (“ESCO”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Serviços Equipamentos, Industria e Comércio S.A. (“CPFL Serviços”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”) and CPFL Telecom S.A. (“CPFL Telecom” and, jointly with the others, “the Subsidiaries”) and any other wholly-owned subsidiary that may be established, referring to their participation in auctions, legal proceedings, as well as bilateral agreements of purchase and sale of energy, within the additional limit for the issue of performance bond policies for companies of the CPFL group, together with the offeror insurance companies that comply with the conditions described in Resolution no. 2016135-E by the Board of Executive Officers, recommending that the executives nominated by the Company to the management of the Subsidiaries vote for approval of said additional limits for the issue of performance bond policies;

(v) Discuss and recommend that the executives nominated by the Company to the management of subsidiaries vote for approval of the following items: (v.i) CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, CPFL Jaguariúna, ESCO, CPFL Brasil, CPFL Geração, CPFL Serviços, CPFL Transmissão Piracicaba, CPFL Transmissão Morro Agudo and CPFL Telecom, and any other wholly-owned subsidiaries that may be established: Transfer of the residual amount of the total limit approved in the 281st and 300th meetings held on December 16, 2015 and August 31, 2016, respectively, from J. Malucelli Seguros S.A. (“J. Malucelli”) to insurance company Swiss Re Corporate Solutions Brasil Seguros S.A. (“Swiss Re”), for the issue of performance bond policies – Resolution no. 2016134-E by the Board of Executive Officers; and (v.ii) CPFL Total Serviços Administrativos Ltda. (“CPFL Total”): Election of the General Director;

(vi) Consider and discuss, pursuant to item (ac), Article 17 of the Company’s Bylaws, the separate and consolidated interim financial information of CPFL Energia included in the Quarterly Financial Information Form (ITR) for the quarter ended September 30, 2016, presented by the Accounting Director, accompanied by the Independent Auditor’s Report;

(vii) Take cognizance of the new Credit Risk Limit of the energy sale portfolio of Commercialization Companies of the CPFL group, excluding CPFL Brasil Varejista S.A. (“Covar”), for the year 2017, in accordance with Newsletter no. 2016137-E, following the methodology approved by the Board; and

(viii) Take cognizance of the consolidated results for September/2016 (Year-to-Date and Budget vs. Actual) and of the Best Estimate of CPFL Energia and its subsidiaries.

6. CLOSING: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Gisélia Silva.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 7, pages 64 to 66.

Gisélia Silva

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 22, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.